United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

] PUBLICLY HELD COMPANY CNPJ 33.592.510/0001-54 ANNUAL AND EXTRAORDINARY GENERAL MEETINGS CALL NOTICE The Shareholders of Vale S.A. (“Vale” or the “Company”) are hereby invited to attend the Annual and Extraordinary Shareholders’ Meetings (“Meetings”), to be held jointly on April 30, 2026, at 10:00 a.m., exclusively in digital format via the Zoom platform, to deliberate on the following agenda: 1. Annual General Meeting 1.1. Evaluation of the management report and accounts, and examination, discussion, and voting on the financial statements for the fiscal year ended December 31, 2025; 1.2. Proposal for the allocation of profits for the 2025 fiscal year; 1.3. Setting the annual global compensation of management and Fiscal Council members for the year 2026; and 1.4. Election of the Fiscal Council members. 2. Extraordinary General Meeting 2.1. Ratify the appointment of Mr. Marcio Antônio Chiumento as an effective member of the Board of Directors in accordance with Paragraph 9 of Article 11 of the By-Laws; 2.2. Approve the Protocols and Justifications for the Merger of Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”), Vale’s wholly owned subsidiaries; 2.3. Ratify the appointment of Macso Legate Auditores Independentes (“Macso”), the specialized company hired to carry out the valuation of Baovale and CDA; 2.4. Approve the Valuation Reports of Baovale and CDA prepared by Macso; 2.5. Approve the mergers of Baovale and CDA into Vale, without a capital increase and without the issue of new shares; 2.6. Approve the amendment to the heading of Article 5 of the Bylaws to reflect the new number of capital shares (4,439,159,764) and common shares (4,439,159,752), due to the Vale’s cancellation of 99,847,816 common shares; and AEGM 2026 Call Notice Página 2 de 4 2.7. Approve the increase of Vale’s share capital, without the issuance of shares, in the total amount of BRL 500,000,000.00, raising the Company's share capital to BRL 77,800,000,000.00, through the capitalization of part of the Income Tax Incentive Reserve, carried out in the areas of the Superintendence for the Development of the Amazon (SUDAM), and the consequent amendment to the caput of Article 5 of Vale's Bylaws. All documentation related to the matters to be resolved at the Meetings, including accreditation and remote shareholder attendance instructions, is available at Vale’s headquarters and on its website (https://vale.com/investors) under the “2026 Annual and Extraordinary General Meeting” banner. It is also available on the websites of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), and the U.S. Securities and Exchange Commission – SEC (www.sec.gov). As detailed in the Meetings’ Proxy Statement and Management Proposal (“Proposal”), shareholders may participate in the Meetings in person or through a duly appointed proxy, pursuant to §1 of Article 126 of Law No. 6,404/1976 (“Brazilian Corporations Law”) and Circular/Annual Letter‑2026‑CVM/SEP. In order to participate in the Meetings, shareholders must comply with the deadlines and rules set out in the Proposal, disclosed on this date, and must submit all documents required to the Company, particularly the following: • Individuals: a valid identity document with a photo of shareholder or proxy, in addition to proof of share ownership and documents supporting the representation that comply with the provisions of Article 126 of the Brazilian Corporations Law. • Legal Entities: a valid identity document with a photo of the legal representative, in addition to proof of share ownership and documents supporting the representation, including a copy of the acts of incorporation and minutes of election of the officers of the legal entity, or other corporate documents that prove the validity of the representation, in accordance with the Brazilian Corporation Law or the Civil Code, as applicable. • Investment funds: a valid identity document with a photo of the legal representative, in addition to proof of share ownership and documents supporting the representation, including a copy of the fund’s bylaws in force, the constitutive acts of its administrator or manager, as the case may be, and a copy of the minutes of the election of the fund’s managers or legal representatives. Notwithstanding the above, Vale may waive the presentation of proof of share ownership if the ownership can be objectively verified based on the records already held by the Company, including those that have been transmitted by the central depository (i.e., B3) and by the registrar of Vale-issued shares. The Company advises shareholders to carefully read the Proposal to check the documents required for attendance at the Meetings. AEGM 2026 Call Notice Página 3 de 4 Shareholders may exercise their voting rights through: (i) a Remote Voting Ballot (“Ballot”), with the duly completed and signed voting instructions must be sent by April 26, 2026 (inclusive) to one of the following: (a) the central depository where the shares are deposited; (b) the registrar of the shares issued by Vale; (c) the custodian agents who provide this service for shareholders with shares deposited in a central depository (shares under custody at B3); or (d) the Company, exclusively via the digital accreditation and receipt platform (https://assembleia.ten.com.br/674071028), thus excluding submission via postal mail or email. The Company advises shareholders whose shares are held in custody at B3 and who choose to submit the Ballot through their custodian agents to contact their custodian agents in order to ensure that the Ballot is sent by the above deadline. In all cases, shareholders must observe the rules set out in CVM Resolution No. 81/2022 and its subsequent amendments (“Resolution 81”) and the Proposal; or, (ii) Virtual Participation at the time of the Meetings, via digital platform (https://assembleia.ten.com.br/674071028/auth ) in accordance with the accreditation and attendance procedures described in the Proposal. Participation via digital platform will be restricted to shareholders, their representatives or proxies, as the case may be, who have registered pursuant to the terms detailed in the Proposal, and who log on to the system by the time the Meetings open. Accreditation must be completed by April 28, 2026, via digital platform (https://assembleia.ten.com.br/674071028/auth ), which must be accompanied by the documents required for attendance, as provided in the Proposal. After the documentation is verified and the accreditation is complete, shareholders will receive confirmation by email. If you have any questions about using the digital platform, please refer to the Platform Manual, which is available on the platform itself at https://assembleia.ten.com.br/674071028. Vale notes that the holders of American Depositary Receipts (“ADRs”) shall be represented at the Meetings exclusively by JP Morgan Chase Bank, N.A., in its capacity as the financial institution acting as depositary of such securities, in accordance with the terms and procedures set forth in the “Deposit Agreement” entered with Vale. The votes of entities or individuals holding ADRs shall be collected through the Proxy Cards distributed by the depositary institution, subject to the applicable deadlines and specific rules, which shall be represented at the Meetings by the depositary’s representative in Brazil, Banco Bradesco S.A. Vale informs that the record date for ADR voting rights is March 27, 2026. Shareholders and/or ADR holders may propose candidates for the Ballot by sending a written request to Vale’s Executive Vice President of Finance and Investor Relations via assembleias@vale.com. The request must be accompanied by proof of shareholding and/or ADR ownership, as well as complete documentation regarding legal representation and the indicated candidate(s). The minimum ownership threshold equivalent to 0.5% of Vale’s share capital must be met, along with the other procedures and requirements set forth in CVM Resolution 81 and CVM AEGM 2026 Call Notice Página 4 de 4 Resolution No. 80/2022. We also strongly recommend reviewing the Proposal, which contains important guidelines regarding the proxy cards applicable to ADR holders for the Meetings. The Company recommends that shareholders and/or ADR holders intending to request the inclusion of candidates in the Ballot submit their request as early as possible with all the correct and complete supporting documentation, as applicable. Finally, the Company clarifies that, considering the high dispersion of its shareholder base, it believes it is more appropriate to hold the Meetings exclusively digitally, with the aim of facilitating the participation of Company shareholders and allowing those not domiciled in the same city as or near the Company headquarters to attend. Rio de Janeiro, March 12, 2026. Daniel André Stieler Chairman of the Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 12, 2026		Director of Investor Relations